PRESS RELEASE

         April 10, 2007

AXA: STRONG VALUE CREATION IN 2006 20% TOTAL RETURN ON LIFE & SAVINGS EUROPEAN EMBEDDED VALUE 28% TOTAL RETURN ON GROUP EMBEDDED VALUE

Key Highlights:

•	Shareholders' equity was Euro 47.2 billion as of December 31, 2006, up 29% compared to December 31, 2005.

•	Life & Savings Embedded Value (“EEV”) was Euro 38.4 billion in 2006, up 30%, with a total return of 20%.

•	Group Embedded Value (“Group EV”)[1] was Euro 36.3 billion in 2006, up 32%, with a total return of 28%.

•	Winterthur's New business Value (“NBV”) was Euro 204 million in 2006, up 22%, with an 18.4% NBV/APE margin.

"Our embedded value figures, for both Life & Savings and total Group, confirm the strong performance delivered by AXA in 2006 and demonstrate the Group's capacity to create value for its shareholders" said Denis Duverne, Member of the Management Board and Chief Financial Officer.

"Winterthur's new business value recorded a solid double-digit growth, as a result of volume and margin expansion.

"In addition, the Winterthur acquisition further reinforces the Group's unique diversification."

Note: All figures for the AXA Group mentioned in this press release as of the end of 2006 include Winterthur unless otherwise stated.

 1 Group Embedded Value (“Group EV”) is defined as the sum of Life & Savings EEV and Other Business Tangible Net Asset Value (excluding all intangibles). See detailed definition in the Group EV section.

2006 financial statements are definitive and have been audited by AXA's independent auditors.
Underlying earnings, adjusted earnings, Life & Savings EEV, Group EV and NBV are Non-GAAP measures and as such are not audited[2]

Life & Savings Embedded Value

Embedded Value (“EEV”) was Euro 38,390 million in 2006, up 30%, or 20% at constant exchange rates and scope.

Euro million - group share	ANAV	VIF	EEV

Opening Life & Savings EEV @ 12/31/05	13,568	15,921	29,489
Modeling changes and opening adjustments	-368	1,412	1,045
Adjusted opening Life & Savings EEV	13,200	17,334	30,534
Operating performance from existing business	3,103	-851	2,252
2006 New business value	-1,289	2,790	1,501
Operating return on Life & Savings EEV	1,813	1,939	3,752
Current year investment experience	502	1,808	2,311
Total Return on Life & Savings EEV	2,316	3,747	6,063
Capital flows	-1,162	0	-1,162
Exchange rate movement impact	-421	-960	-1,381
Scope changes	1,629	2,707	4,336[3]
Closing Life & Savings EEV @ 12/31/06	15,562	22,828	38,390

Change	15%	43%	30%
Change at constant FX and scope	6%	32%	20%
Operating Return on Life & Savings EEV			12%
Total Return on Life & Savings EEV			20%

Life & Savings ANAV (Adjusted Net Asset Value): the 15% growth (6% at constant exchange rates and scope) was largely driven by the operating performance from existing business and the impact of the Winterthur consolidation, which more than offset the capital flows out of Life & Savings to Holdings and the capital strain related to the sharp 2006 new business increase.

Life & Savings VIF (Value of In Force): the 43% growth (32% at constant exchange rates and scope) was mainly driven by strong new business performance, the acquisition of Winterthur and very positive investment experience reflecting better actual investment performance than projected in the 2005 illustrative investment assumptions. This was partly offset by foreign exchange rate impacts (mainly US Dollar and Yen with a negative impact of respectively Euro -806 million and Euro -101 million) and the transfer of expected profit to ANAV.

2 They may not be comparable to similarly titled measures reported by other companies and should be read together with our GAAP measures. Management uses these non-GAAP measures as key indicators of performance in assessing AXA’s various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA’s financial performance. For a reconciliation of underlying and adjusted earnings to net income see AXA press release dated February 22, 2007.
3 Of which Euro 4,134 million from Winterthur.

Modeling changes include market calibration adjustments which were driven by methodology reflecting risk-free rates based on swaps rather than government bonds and equity and interest rate volatilities more closely linked to market conditions, as well as other opening adjustments.

The 12% operating return on Life & Savings EEV was driven by double digit growth across the board with operating performance from existing business contributing 7 points and strong NBV performance 5 points.

In addition, favorable investment experience contributed 8 points to the 20% total return on Life & Savings EEV.

Group Embedded Value

Group Embedded Value (“Group EV”) is defined as the sum of Life & Savings EEV and Other Business Tangible Net Asset Value4  (TNAV), excluding all intangibles.

Group EV was Euro 36,252 million in 2006, up 32%, or 27% at constant exchange rates and scope.

Euro million - group share	Life & Savings EEV	Other Business TNAV	TOTAL

Opening Group EV @ 12/31/05	29,489	-1,923	27,565
Modeling changes and opening adjustments	1,045	180	1,224
Adjusted opening Group EV	30,534	-1,744	28,790
Operating return	3,752	1,901[5]	5,654
Current year investment experience	2,311	71	2,382
Total Return Group EV	6,063	1,973	8,036
Capital flows	-1,162	-82	-1,244
Exchange rate movement impact	-1,381	1,121	-259
Scope changes and other	4,336	-3,406	930[6]
Closing Group EV @ 12/31/06	38,390	-2,138	36,252

Change	30%	-11%	32%
Change at constant FX and scope	20%	+76%	27%
Operating Return on Group EV			20%
Total Return on Group EV			28%

The Other Business Tangible Net Asset Value's decrease of 11% (76% increase at constant FX and scope) to Euro -2,138 million was due to the elimination of intangibles, principally Winterthur related, which more than offset the positive contribution of the operating return and exchange rates movements.

4 Other Business Tangible Net Asset Value is defined as: Other than Life IFRS Shareholder’s equity + Other than Life Intangibles - fair value of debt accounted for as equity plus Other than Life Net Unrealized gains not included in Shareholder’s equity.
5 Other Business operating return = underlying earnings (Euro 1,685m) + normative 4.5% capital growth on equity investments (Euro 328 m) - Net interest charge on TSS&TSDI (Euro 161m) + other (Euro 49m).
6 Of which Euro 1,665 million from Winterthur Group EV

The 20% operating return on Group EV was driven by the very solid business performance of the year in all business segments (Life & Savings, Property & Casualty and Asset Management). Group EV return, unlike Life & Savings EEV return, benefits from debt leverage as the debt is allocated to the Other Business segment.
In addition, the favorable financial market environment contributed to the 28% total return on Group EV

Winterthur New Business Value

Euro million	2006	Reported change[7]
APE	1,109	18%
NBV	204	22%
NBV / APE	18.4%	+0.6pt

Winterthur's New business Value (“NBV”) was up 22% largely due to an 18% increase in APE and a 0.6 point improvement in new business margin. The main contributors were Switzerland with a Euro 54 million NBV and a 27.8% NBV/APE margin, Japan with a Euro 49 million NBV and a 43.9% NBV/APE margin and Germany with a Euro 30 million NBV and 18.5% NBV/APE margin.

AXA's Balance Sheet

Winterthur purchase accounting
The main features of AXA's purchase accounting ("PGAAP") for Winterthur are:
-	Euro 2.7 billion[8] of goodwill which will be subject to impairment tests but will not be amortized.
-
Euro 1.7 billion of Life & Savings VBI net of tax, which will be amortized, resulting in a recurring charge of approximately Euro 80 million per year in underlying earnings. This compares to a Life & Savings intangibles' amortization of Euro 83 million in Winterthur 2006 accounts.

-	Euro 0.8 billion of customer intangible[9] which will result in an amortization charge of approximately Euro 60 million accounted for in net income (with no impact on underlying earnings).
Therefore, Winterthur's earnings contribution capacity to future AXA underlying earnings should not be significantly affected by "PGAAP".
In terms of adjusted earnings, the Winterthur contribution to realized gains in the near future should be very limited as Winterthur assets were marked to market as of the end of 2006.

Shareholders' equity and unrealized gains
As of December 31, 2006, shareholders' equity was Euro 47.2 billion, up 29% compared to December 31, 2005, primarily driven by 2006 strong earnings and the impact of the financing of the Winterthur acquisition (Euro 3.8 billion of super subordinated debt and a capital increase of Euro 4.1 billion).

7 Note that 2005 figures were based on Winterthur published EEV while 2006 figures were computed according to AXA's Life & Savings EEV methodology.
8 Of which Euro 1.4 billion for Life & Savings and Euro 1.3 billion for Property & Casualty.
9 Of which Euro 0.6 billion for Property & Casualty and Euro 0.2 billion for Life & Savings.

Total unrealized capital gains attributable to shareholders net of policyholders' benefits and tax10 , reached Euro 9.8 billion as of December 31, 2006, versus Euro 9.6 billion in December 2005, of which:
-
Euro 7.8 billion, versus Euro 8.2 billion in December 2005, represented fair value of invested assets recorded through shareholders’ equity as the negative impact of increasing interest rates more than offset the contribution of strong equity markets, and

-	Euro 1.9 billion represented unrealized capital gains on real estate and loans (not recorded through shareholders’ equity), versus Euro 1.4 billion on December 31, 2005.

Through the process of purchase accounting, Winterthur's assets were marked to market as of the end of 2006. Accordingly, the integration of Winterthur assets had no impact on the total reservoir of unrealized gains.

Property & Casualty reserves
Solid P&C performance was achieved in 2006 while maintaining very strong reserving ratios.
For AXA, excluding Winterthur, the net claims reserves to net claims paid ratio was 271%, or 274% on a comparable basis11 , improving by 1 point and the net technical reserves12  to net earned premiums ratio was 188%, or 190% on a comparable basis, down only 3 points despite the reduction in current loss ratio.
Looking at AXA's total figures, the gross technical reserves to gross written premiums stood at 191% in 2006, in line with AXA's previous year ratio.
As of December 31, 2006, total gross P&C reserves13  amounted to Euro 46.3 billion including Euro 9.5 billion from Winterthur.

Life & Savings reserves
Life & Savings separate account balances continued to grow strongly in 2006, up 17% to Euro 158 billion to represent 39% of total Life & Savings reserves at AXA excluding Winterthur. In addition Winterthur's Life & Savings separate account balances amounted to Euro 18 billion, resulting in total separate account balances of Euro 176 billion for the Group.
Total gross Life & Savings reserves amounted to Euro 491 billion, including Euro 87 billion from Winterthur as of December 31, 2006.

Assets under Management
Total Assets under Management (including Group assets not managed by AXA Investment Managers and AllianceBernstein) reached a record level of Euro 1,315 billion, including Euro 104 billion from Winterthur.
On general account assets, AXA maintained a diversified asset allocation and conservative credit exposure.
In addition, the duration gap between assets and liabilities was reduced in 2006 while taking advantage of increasing bond yields. At the end of 2006 and including Winterthur the duration gap stood at 0.5 year and 0.2 year, versus 1 year and 0.5 year at the end of 2005, for Life & Savings and Property & Casualty respectively.

Debt and solvency
AXA benefits from long-term financial resources, with Euro 7.5 billion of perpetual debt14  out of total debt of Euro 16.6 billion.
AXA’s European consolidated solvency margin was 186% based on December 31, 2006 estimates, compared to 216% as of December 31, 2005 mainly as a result of the Winterthur acquisition.

10 And excluding unrealized gains on AllianceBernstein.
11 Excluding the impact of the transfer of some German businesses in run-off into other transnational activities
12 Net technical reserves = Net claims reserves + Premium reserves.
13 Excluding international activities.
14 Including Perpetual deeply subordinated notes (TSS) and Perpetual subordinated notes (TSDI) which are accounted for as equity under IFRS.

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,315 billion in assets under management as of December 31, 2006. For full year 2006, IFRS revenues amounted to Euro 79 billion, IFRS underlying earnings amounted to Euro 4,010 million and IFRS adjusted earnings to Euro 5,140 million.
The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:		AXA Media Relations:
Etienne Bouas-Laurent :	+33.1.40.75.46.85	Christophe Dufraux:	+33.1.40.75.46.74
Sophie Bourlanges:	+33.1.40.75.56.07	Clara Rodrigo:	+33.1.40.75.47.22
Paul-Antoine Cristofari:	+33.1.40.75.73.60	Armelle Vercken:	+33.1.40.75.46.42
Emmanuel Touzeau:	+33.1.40.75.49.05	Mary Taylor:	+1.212.314.5845
Kevin Byrne:	+1 212 314 40 81

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives (including statements herein with respect to AXA's Ambition 2012 project and the objectives, financial and other, associated with that project, and to the integration of Winterthur).

Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by numerous factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk that the AXA and Winterthur businesses will not be integrated successfully, our inability to achieve anticipated synergies from the Winterthur acquisition, the risk of future catastrophic events (including possible future pandemic and/or weather-related catastrophic events and/or terrorist related incidents), economic and market developments, legislative developments, regulatory actions or investigations, as well as litigations and/or other proceedings.

Please refer to AXA's Annual Report on Form 20-F and Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA’s business.

AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1 - LIFE & SAVINGS - EUROPEAN EMBEDDED VALUE (EEV) - FULL YEAR 2006

(in euro million	AXA excl. Winterthur EEV 2006	Winterthur EEV 2006	AXA 2006 EEV	AXA 2005 EEV

France	8,099	-	8,099	6,720
United States	9,759	-	9,759	8,230
United Kingdom	5,180	569	5,749	4,782
Switzerland	32	2,392	2,423	-
Japan	3,586	352	3,939	2,975
Germany	1,501	607	2,108	831
Benelux	3,700	510	4,210	2,862
Southern Europe	801	177	978	692
Eastern Europe	-	295	295	-
Australia / New Zealand	1,065	-	1,065	957
Hong Kong	1,073	169	1,241	1 147
Other countries	221	9	230	293
Consolidation adjustments(1)	-762	-945	-1,707	-

TOTAL	34,256	4,134	38,390	29,489

(1) Consolidation adjustments are introduced as opening adjustments and reflect cross-shareholdings between Life & Savings entities in different countries being eliminated within the Life & Savings segment rather than in Holdings. Out of Euro 1,707 million, the impact from Winterthur was Euro 945 million.

APPENDIX 2 - NEW BUSINESS VALUE (NBV) AND NBV TO APE MARGIN - FULL YEAR 2006

	AXA excl. Winterthur 2006		Winterthur 2006
(in euro million)	NBV	NBV margin	NBV	NBV margin

France	202	16.4%	-	-
United States	424	22.1%	-	-
United Kingdom	100	8.8%	23	6.2%
Switzerland	-	-	54	27.8%
Japan	431	66.3%	49	43.9%
Germany	90	31.5%	30	18.5%
Benelux	124	35.6%	10	10.2%
Southern Europe	23	16.4%	1	2.4%
Eastern Europe	-	-	18	27.2%
Australia / New Zealand	38	9.1%	-	-
Hong Kong	68	68.2%	21	35.0%

TOTAL	1,501	24.1%	204	18.4%

APPENDIX 3 - AXA GROUP SIMPLIFIED BALANCE SHEET - END OF YEAR 2006

@ December 31, 2006 (in euro billion)	AXA excluding Winterthur	AXA	@ December 31, 2006 (in euro billion)	AXA excluding Winterthur	AXA

Goodwill	13.3	16.1	Shareholders’ Equity, Gp share	47.2	47.2
VBI	2.7	5.1	Minority interests	2.9	2.9
DAC & equivalent	15.6	15.9	SH EQUITY & MINORITY INTERESTS	50.1	50.2
Other intangibles	1.2	2.4	Technical reserves	462.4	560.4
Investments	497.7	599.0	Provisions for risks & charges	7.9	9.0
Other assets & other receivables	67.8	68.0	Financing debt	9.3	9.3
Cash & cash equivalents	17.9	21.2	Other payables & liabilities	86.6	98.6

TOTAL ASSETS	616.3	727.6	TOTAL LIABILITIES	616.3	727.6

Information about the Balance sheet and European embedded value presentation

Members of AXA’s senior management will discuss these results at a conference in:

•	London, April 10, 2007

The conference will be accessible through a live audio webcast and a conference call.

The Webcast will begin at 1pm London time (8am New York time, 2pm Paris time).

A slide presentation will accompany the event.
Go to http://www.axa.com/en/investor/financialresults/ 10-15 minutes prior to the event to join the Web cast or to obtain investor material.

The conference call access numbers are:

France:	+33 (0) 1 70 99 32 12
UK:	+44 (0) 207 162 0125
US:	+1 334 323 6203

Replay of the audio webcast will be available on
http://www.axa.com/en/investor/financialresults/ , starting on the following day.